Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

Pricing Supplement Dated May 7, 2024 To the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023	$275,000 Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices, Due February 12, 2026 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Fixed Coupon Barrier Notes (the “Notes”) linked to the lesser performing of three equity indices (each, a “Reference Asset” and collectively, the “Reference Assets”). The Notes are our senior unsecured obligations, will pay a monthly coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.
Reference Assets	Initial Level	Barrier Level*
Nasdaq-100 Index® (“NDX”)	18,091.45	13,568.59, which is 75% of its Initial Level
Russell 2000® Index (“RTY”)	2,064.645	1,548.484, which is 75% of its Initial Level
S&P 500® Index (“SPX”)	5,187.70	3,890.78, which is 75% of its Initial Level
* Rounded to three decimal places in the case of the RTY, and two decimal places in the case of the NDX and the SPX.
The Notes do not guarantee any return of principal at maturity. All payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Stock Exchange Listing:	None
Trade Date:	May 7, 2024	Principal Amount:	$1,000 per Note
Issue Date:	May 10, 2024	Coupon Payment:	The coupon will be paid in equal monthly installments at the rate of 9.00% per annum, unless the Notes are previously called.
CUSIP:	78017FXT5	Final Level:	For each Reference Asset, its closing level on the Valuation Date.
Payment at Maturity (if not previously called and held to maturity):
If the Notes are not previously called, we will pay an amount at maturity based on the Final Level of the Lesser Performing Reference Asset. For each $1,000 in principal amount of the Notes, the investor will receive at maturity $1,000 plus the final Coupon Payment, unless the Final Level of any Reference Asset is less than its Barrier Level.
If the Final Level of any Reference Asset is less than its Barrier Level, then the investor will receive at maturity, for each $1,000 in principal amount of the Notes, the final Coupon Payment plus an amount in cash equal to:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset)
Investors could lose some or all of their principal amount if the Final Level of any Reference Asset is less than its Barrier Level.

Call Feature:
If, beginning on November 7, 2024 and on any Call Observation Date thereafter, the closing level of each Reference Asset is greater than or equal to its Initial Level, the Notes will be automatically called for 100% of their principal amount, plus the Coupon Payment applicable to the corresponding Call Observation Date.

	Per Note	Total
Price to public(1)	100.00%	$275,000.00
Underwriting discounts and commissions(1)	0.25%	$687.50
Proceeds to Royal Bank of Canada	99.75%	$274,312.50
(1) We or one of our affiliates may pay varying selling concessions of up to $2.50 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $997.50 and $1,000 per $1,000 in principal amount. In addition, RBCCM or one of its affiliates may pay a referral fee to a broker-dealer that is not affiliated with us in an amount of up to 0.40% of the principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $989.17 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Auto-Callable Fixed Coupon Barrier Notes (the “Notes”) linked to the lesser performing of the Reference Assets listed on the cover page of this document.

Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	May 7, 2024
Issue Date:	May 10, 2024
Valuation Date:	February 9, 2026
Maturity Date:	February 12, 2026, subject to extension for market and other disruptions, as described in the product prospectus supplement dated December 20, 2023.
Coupon Rate:	9.00% per annum. Each Coupon Payment will be paid in equal monthly payments of $7.50 per $1,000 of the principal amount on the applicable Coupon Payment Date, unless the Notes are previously called.

Call Observation Dates and Coupon Payment Dates:	Monthly, as set forth below:
	Call Observation Dates:	Coupon Payment Dates:
June 12, 2024
July 11, 2024
August 12, 2024
September 12, 2024
October 10, 2024
	November 7, 2024	November 13, 2024(1)
	December 9, 2024	December 12, 2024(1)
	January 7, 2025	January 10, 2025(1)
	February 7, 2025	February 12, 2025(1)
	March 7, 2025	March 12, 2025(1)
	April 7, 2025	April 10, 2025(1)
	May 7, 2025	May 12, 2025(1)
	June 9, 2025	June 12, 2025(1)
	July 7, 2025	July 10, 2025(1)
	August 7, 2025	August 12, 2025(1)
	September 8, 2025	September 11, 2025(1)
	October 7, 2025	October 10, 2025(1)
	November 7, 2025	November 13, 2025(1)
	December 8, 2025	December 11, 2025(1)
	January 7, 2026	January 12, 2026(1)
	February 9, 2026 (the Valuation Date)	February 12, 2026 (the Maturity Date)
(1) This Coupon Payment Date is also a Call Settlement Date.

P-2	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Record Dates:
The record date for each Coupon Payment Date will be one business day prior to that scheduled Coupon Payment Date; provided, however, that the Coupon Payment at maturity or upon a call will be payable to the person to whom the Payment at Maturity or upon the call, as the case may be, will be payable.

Call Feature:
If, starting on November 7, 2024 and on any Call Observation Date thereafter, the closing level of each Reference Asset is greater than or equal to the Initial Level, the Notes will be automatically called.

Call Settlement Dates:	If the Notes are called on a Call Observation Date, the Call Settlement Date will be the Coupon Payment Date immediately following that Call Observation Date.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Coupon Payment otherwise due on that Call Settlement Date.

Lesser Performing Reference Asset:	The Reference Asset which has the lowest Percentage Change.
Percentage Change:	For each Reference Asset, an amount, expressed as a percentage, equal to:
Initial Levels:	For each Reference Asset, its closing level on the Trade Date, as set forth on the cover page of this document.
Barrier Levels:	For each Reference Asset, 75% of its Initial Level, as set forth on the cover page of this document.
Final Levels:	For each Reference Asset, its closing level on the Valuation Date.
Payment at Maturity (if the Notes are not previously called and are held to maturity):
If the Notes are not previously called, we will pay an amount at maturity based on the Final Level of the Lesser Performing Reference Asset. For each $1,000 in principal amount of the Notes, the investor will receive at maturity $1,000 plus the final Coupon Payment, unless the Final Level of any Reference Asset is less than its Barrier Level.
If the Final Level of any Reference Asset is less than its Barrier Level, then the investor will receive at maturity, for each $1,000 in principal amount of the Notes, the final Coupon Payment plus an amount in cash equal to:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset)
Investors in the Notes could lose some or all of their investment at maturity if the Final Level of the Lesser Performing Reference Asset is less than its Barrier Level.

Monitoring Period:	The Valuation Date. The levels of the Reference Assets between the Trade Date and the Valuation Date will not impact the Payment at Maturity.
Monitoring Method:	Close of Trading Day
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to any of the Reference Assets will result in the postponement of the Call Observation Date or Valuation Date as to that Reference Asset, as described in the product prospectus supplement, but not to a non-affected Reference Asset.

Calculation Agent:	RBCCM

P-3	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you and (ii) a put option with respect to the Reference Stock written by you and purchased by us. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “U.S. Federal Tax Information.”

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount.

Listing:	None
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.

P-4	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-EI-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058558/ef20016910_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of any Reference Asset. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level of any Reference Asset relative to its Initial Level. We cannot predict the actual performance of any Reference Asset.
The table below illustrates the Payment at Maturity of the Notes (including the final Coupon Payment) for a hypothetical range of performance for the Lesser Performing Reference Asset, assuming a hypothetical Initial Level of 100, a hypothetical Barrier Level of 75.00, and an initial investment of $1,000. The table assumes that the Notes are not automatically called prior to maturity. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Levels of the Lesser Performing Reference Asset are shown in the first column on the left. The second column shows the corresponding Percentage Change for the Lesser Performing Reference Asset. The third column shows the sum of the Payment at Maturity and the final Coupon Payment, as a percentage of the principal amount. The last column shows the sum of the hypothetical Payment at Maturity and the final Coupon Payment per $1,000 in principal amount of the Notes. The amounts in the table have been rounded for ease of analysis. If the Notes are called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Coupon Payment Date, for each $1,000 in principal amount of the Notes, $1,000 plus the Coupon Payment payable on the corresponding Call Settlement Date.
We make no representation or warranty as to which of the Reference Assets will be the Lesser Performing Reference Asset for purposes of calculating the amount we will pay on the Maturity Date.
Hypothetical Final Level of the Lesser Performing Reference Asset	Percentage Change	Payment at Maturity as Percentage of Principal Amount*	Hypothetical Payment at Maturity*
150.00	50.00%	100.75%	$1,007.50
130.00	30.00%	100.75%	$1,007.50
120.00	20.00%	100.75%	$1,007.50
110.00	10.00%	100.75%	$1,007.50
100.00	0.00%	100.75%	$1,007.50
90.00	-10.00%	100.75%	$1,007.50
80.00	-20.00%	100.75%	$1,007.50
75.00	-25.00%	100.75%	$1,007.50
74.99	-25.01%	75.74%	$757.40
70.00	-30.00%	70.75%	$707.50
60.00	-40.00%	60.75%	$607.50
50.00	-50.00%	50.75%	$507.50
40.00	-60.00%	40.75%	$407.50
30.00	-70.00%	30.75%	$307.50
20.00	-80.00%	20.75%	$207.50
10.00	-90.00%	10.75%	$107.50
0.00	-100.00%	0.75%	$7.50
* Including the final Coupon Payment.

P-6	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments set forth in the table above are calculated, assuming the Notes have not been called.
Example 1: The level of the Lesser Performing Reference Asset increases by 25% from the Initial Level of 100.00 to the Final Level of 125.00. Because the Final Level of the Lesser Performing Reference Asset on the Valuation Date is greater than the Barrier Level, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 25% appreciation in the level of the Lesser Performing Reference Asset.
Example 2: The level of the Lesser Performing Reference Asset decreases by 10% from the Initial Level of 100.00 to the Final Level of 90.00. Because the Final Level of the Lesser Performing Reference Asset is greater than the Barrier Level, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 10% decline in the level of the Lesser Performing Reference Asset.
Example 3: The level of the Lesser Performing Reference Asset decreases by 50% from the Initial Level of $100.00 to the Final Level of 50.00. Because the Final Level of the Lesser Performing Reference Asset is less than the Barrier Level, in addition to the final Coupon Payment, we will pay an amount of cash that will be calculated as follows:
$1,000 + ($1,000 x -50.00%) = $1,000 - $500.00 = $500.00
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on hypothetical levels of the Reference Assets that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The hypothetical Initial Level is not the actual Initial Level of any Reference Asset; the actual Initial Level for each Reference Asset is set forth on the cover page of this pricing supplement. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in any Reference Asset. Please read “Risk Factors” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

P-7	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Assets. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity — Investors in the Notes could lose some or all of their principal amount if there is a decline in the level of the Lesser Performing Reference Asset between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Level of the Lesser Performing Reference Asset is less than its Barrier Level, the amount that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the Initial Level of the Lesser Performing Reference Asset from the Trade Date to the Valuation Date. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If on any Call Observation Date beginning in November 2024 the closing level of each Reference Asset is greater than or equal to its Initial Level, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Coupon Payment Date, for each $1,000 in principal amount, you will receive $1,000 plus the Coupon Payment otherwise due on the applicable Coupon Payment Date. You will not receive any Coupon Payments after that payment. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
The Call Feature and the Coupon Payment Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Coupon Payment, regardless of the appreciation of the Reference Assets. In addition, the total return on the Notes will vary based on the number of Coupon Payment Dates on which the Coupon Payment is paid prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Coupon Payments or any other payment in respect of any Coupon Payment Dates after the applicable Call Settlement Date. Since the Notes could be called as early as November 2024, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Lesser Performing Reference Asset even though your potential return is limited to the Coupon Payments. As a result, the return on an investment in the Notes could be less than the return on a direct investment in securities included in the Reference Assets.

•
The Amount Payable at Maturity Will Be Determined Solely by Reference to the Lesser Performing Reference Asset Even if the Other Reference Assets Performs Better — The payment at maturity will be determined solely by reference to the performance of the Lesser Performing Reference Asset. Even if the Final Level of the other Reference Assets has increased compared to their Initial Levels, or has experienced a decrease that is less than that of the Lesser Performing Reference Asset, your return will only be determined by reference to the performance of the Lesser Performing Reference Asset, regardless of the performance of the other Reference Assets. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket components, as scaled by the weighting of those basket components. However, in the case of the Notes, the individual performance of each of the Reference Assets would not be combined, and the depreciation of one Reference Asset would not be mitigated by any appreciation of the other Reference Assets. Instead, your return will depend solely on the Final Level of the Lesser Performing Reference Asset. Because each Reference Asset tracks a different segment of the U.S. equities market, they may all decrease in a comparable manner.

P-8	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
•
Your Return on the Notes May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity —The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Owning the Notes Is Not the Same as Owning the Securities Represented by the Reference Assets — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the securities represented by the Reference Assets. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on those securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of securities included in the Reference Assets may have. Further, the level of one or all of the Reference Assets may increase substantially during the term of the Notes, while your return on the Notes is limited to the Coupon Payments.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the payments due on the Notes is dependent upon our ability to repay our obligations on the applicable payment dates. This will be the case even if the levels of the Reference Assets increase after the Trade Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The Payment at Maturity, each Call Observation Date and the Valuation Date are subject to adjustment as to each Reference Asset as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
The Tax Treatment of the Notes Is Uncertain — The U.S. federal income tax treatment of an investment in the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of an investment in the Notes, and the IRS or a court may not agree with the tax treatment described in this document.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the levels of the Reference Assets, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, the referral fee and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the

P-9	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
underwriting discount, the referral fee or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to the Reference Assets
•
An Investment in the Notes Linked to the NDX Is Subject to Risks Relating To Non-U.S. Securities — Because certain securities included in the NDX are issued by non-U.S. issuers and/or are traded outside of the U.S., an investment in the Notes involves particular risks. For example, the relevant non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets.

•
An Investment in the Notes Linked to the RTY Is Subject to Risks Associated in Investing in Stocks With a Small Market Capitalization — The RTY consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the RTY may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities and Those of Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Assets that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of the Reference Assets, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies included in the Reference Assets, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’

P-10	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Assets. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the levels of the Reference Assets, and, therefore, the market value of the Notes.

P-11	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
U.S. FEDERAL TAX INFORMATION
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, and supersedes the discussion in the product supplement under the caption “Supplemental Discussion of U.S. Federal Income Tax Consequences.” It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to U.S. holders and non-U.S. holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. This discussion does not apply to holders subject to special rules including accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code.
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
We will not attempt to ascertain whether the issuer of any of the component stocks included in the Reference Assets would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder. You should refer to any available information filed with the SEC and other authorities by the issuers of the component stock included in the Reference Assets and consult your tax advisor regarding the possible consequences to you in this regard, if any.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
In the opinion of our counsel, Ashurst LLP, it would generally be reasonable to treat your Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Assets written by you and purchased by us (the “Put Option”). The balance of this disclosure assumes this treatment is proper and will be respected for U.S. federal income tax purposes. Pursuant to this treatment, 5.47% of each 9.00% Coupon Payment will be treated as an interest payment and 3.53% of each 9.00% Coupon Payment will be treated as payment for the Put Option for U.S. federal income tax purposes.
Treatment as an Investment Unit
If your Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of your Notes would be treated as having been issued for the principal amount of the Notes (if you are an initial purchaser) and that Coupon Payments on the Notes would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be included in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes (as described under “Tax Consequences—United States Taxation—Payments of Interest” in the accompanying prospectus). Amounts treated as payment for the Put Option would be deferred and accounted for upon the sale, call or maturity of the Notes, as discussed below.
If you were to receive a cash payment of the full principal amount of your Notes upon the call or maturity of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above. If you were to receive a cash payment upon the maturity of your Notes (excluding cash received as a Coupon Payment) of less than the full principal amount of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the cash settlement of the Put

P-12	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Option pursuant to which you paid to us an amount equal to the excess of the principal amount of your Notes over the amount that you received upon the maturity of your Notes (excluding cash received as a Coupon Payment) in order to settle the Put Option. If the aggregate amount paid to you for the Put Option and deferred as described above is greater than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital gain in an amount that is equal to such excess. Conversely, if the amount paid to you for the Put Option and deferred as described above is less than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference. The deductibility of capital losses is subject to limitations.
Upon the sale of your Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Notes if you are an initial purchaser of your Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option. The deductibility of capital losses is subject to limitations.
If you are a secondary purchaser of your Notes, you would be required to allocate your purchase price for your Notes between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of your Notes, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus under “Tax Consequences—United States Taxation—Market Discount” and “Tax Consequences—United States Taxation—Debt Securities Purchased at a Premium” with respect to the Debt Portion. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Notes that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option or with respect to the sale of any Reference Assets you receive upon the exercise of the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for your Notes, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described above) in an amount equal to such excess.
Alternative Characterizations
There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.
For example, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note. You would recognize gain or loss upon the sale, call or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you recognize upon the sale, call or maturity of your Note would generally be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss. The deductibility of capital losses is subject to limitations.

P-13	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
If your Note is treated as a contingent payment debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in U.S. Treasury Department regulations governing contingent payment debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.
In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Further, future legislation, including legislation based on bills previously introduced in Congress, may tax all derivative instruments on a mark-to-market basis, requiring holders of such derivative instruments to take into account annually gains and losses on such instruments as ordinary income. The adoption of such legislation or similar proposals may significantly impact the tax consequences from an investment in the Notes, including the timing and character of income and gain on the Notes. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes and proposals to change the taxation of certain derivative instruments.
Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that you may be required to include the entire Coupon Payment into income when it is received. It is also possible that your Note may be characterized in whole or in part as a notional principal contract or as a different type of derivative contract. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.
Backup Withholding and Information Reporting
Payments made with respect to the Notes and proceeds from the call, sale or maturity of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the IRS or allowed as a credit against the holder’s U.S. federal income tax liability, provided the holder makes a timely filing of an appropriate tax return or refund claim to the IRS.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.
Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.
Non-U.S. Holders
The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of the Notes and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
The U.S. federal income tax treatment of the Notes is uncertain. We intend to withhold (or expect the applicable withholding agent will withhold) U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) in respect of Coupon Payments made on the Notes to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.
To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form). In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. The availability of a lower rate of withholding or

P-14	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the Coupon Payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such Coupon Payments. No assurance can be provided on the proper characterization of the Coupon Payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty. Non-U.S. holders must consult their tax advisors in this regard.
Except as discussed below, you will generally not be subject to U.S. federal income or withholding tax on any gain upon the sale or maturity of the Notes, provided that (i) you comply with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which you certify, under penalties of perjury, that you are not a U.S. person and provide your name and address, (ii) your gain is not effectively connected with your conduct of a U.S. trade or business, and (iii) if you are a non-resident alien individual, you are not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, you generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if you were a U.S. holder and, if you are a corporation, you may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to you may be subject to information reporting and to backup withholding unless you comply with applicable certification and identification requirements as to your foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs, directly or indirectly, reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Assets or the Notes (for example, upon a Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, or if we or the institution through which you hold the Notes determine withholding is appropriate under current law, we or such institution will withhold tax at the applicable statutory rate. We will not be required to pay any additional amounts in respect of such withholding. Prospective investors should consult their own tax advisors in this regard.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA

P-15	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-16	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
INFORMATION REGARDING THE REFERENCE ASSETS
All disclosures contained in this document regarding the Reference Assets, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the applicable index sponsor. Each of these sponsors has no obligation to continue to publish, and may discontinue publication of, the applicable Reference Asset. The consequences of an index sponsor discontinuing publication of a Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes — Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of any Reference Asset or any successor index.
Nasdaq-100 Index® (“NDX”)
The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of the 100 largest non-financial stocks that have their primary U.S. listing on the Nasdaq Global Select Market or the Nasdaq Global Market. The NDX excludes securities of companies assigned to the Financials industry according to the Industry Classification Benchmark. The NDX was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. The Nasdaq, Inc. (“index sponsor”) publishes the NDX.
Security Eligibility Criteria
To be eligible for initial inclusion in the NDX, a security must meet the following criteria:
•
the security must generally be a common stock, ordinary share, American Depositary Receipt ("ADR"), or tracking stock. Companies organized as real estate investment trusts are not eligible for index inclusion. If the security is an ADR, then references to the “issuer” are references to the underlying security and the total shares outstanding is the actual ADRs outstanding as reported by the depositary banks. If an issuer has listed multiple security classes, all security classes are eligible, subject to meeting all other security eligibility criteria;

•	the security’s primary U.S. listing must exclusively be listed on the Nasdaq Global Select Market or the Nasdaq Global Market;
•
if the security is issued by an issuer organized under the laws of a jurisdiction outside the United States, it must have listed options on a registered options market in the United States or be eligible for listed-options trading on a registered options market in the United States;

•	the security must be issued by a non-financial company (any industry other than Financials) according to the Industry Classification Benchmark;
•	the security must have a minimum average daily trading volume of 200,000 shares s (measured over the three calendar months ending with the month that includes the reconstitution reference date);
•
the security must have traded for at least three full calendar months, not including the month of initial listing, on an “eligible exchange,” which includes Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American or CBOE BZX. Eligibility is determined as of the constituent selection reference date, and includes that month. A security that was added to the NDX as a result of a spin-off event will be exempt from this requirement;

•	the security may not be issued by an issuer currently in bankruptcy proceedings; and
•
the issuer of the security generally may not have entered into a definitive agreement or other arrangement that would make it ineligible for NDX inclusion and where the transaction is imminent as determined by the Index Management Committee.

There is no market capitalization eligibility or float eligibility criterion.

P-17	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Constituent Selection Process
The index sponsor selects constituents once annually in December. The security eligibility criteria are applied using market data as of the end of October and total shares outstanding as of the end of November. All eligible issuers, ranked by market capitalization, are considered for the NDX inclusion based on the following order of criteria.
•	The top 75 ranked issuers will be selected for inclusion in the NDX.
•	Any other issuers that were already members of the NDX as of the reconstitution reference date and are ranked within the top 100 are also selected for inclusion in the NDX.
•
In the event that fewer than 100 issuers pass the first two criteria, the remaining positions will first be filled, in rank order, by issuers currently in the index ranked in positions 101-125 that were ranked in the top 100 at the previous reconstitution or replacement-or spin-off-issuers added since the previous reconstitution. In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the NDX as of the reconstitution reference date.

Index reconstitutions are announced in early December and become effective after the close of trading on the third Friday in December.
Constituent Weighting
The NDX is rebalanced on a quarterly basis in March, June, September and December and index weights are announced in early March, June, September and December.
Quarterly weight adjustment
The NDX’s quarterly weight adjustment employs a two-stage weight adjustment scheme according to issuer-level constraints.
Index securities’ initial weights are determined using up to two calculations of market capitalization: Total shares outstanding-derived market capitalization and index share-derived market capitalization. Total shares outstanding-derived market capitalization is defined as a security’s last sale price times its total shares outstanding. Index share-derived market capitalization is defined as a security’s last sale price times its updated index shares as of the prior month end. Both total shares outstanding-derived market capitalization and index share-derived market capitalization can be used to calculate total shares outstanding-derived index weights and index share-derived initial weights by dividing each index security’s total shares outstanding-derived market capitalization or index share-derived market capitalization by the aggregate total shares outstanding-derived market capitalization or index share-derived market capitalization of all index securities.
When the rebalance coincides with the reconstitution, only total shares outstanding-derived initial weights are used. When the rebalance does not coincide with the reconstitution, index share-derived initial weights are used when doing so results in no weight adjustment; otherwise, total shares outstanding-derived initial weights are used in both stages of the weight adjustment procedure. Issuer weights are the aggregated weights of the issuers’ respective index securities.
Stage 1
If no initial issuer weight exceeds 24%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted to meet the following Stage 1 constraint, producing the Stage 1 weights:
•	No issuer weight may exceed 20% of the index.
Stage 2
If the aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted to meet the following Stage 2 constraint, producing the final weights:
•	The aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% is set to 40%.

P-18	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Annual weight adjustment
The NDX’s annual weight adjustment employs a two-stage weight adjustment scheme according to security-level constraints.
Index securities’ initial weights are determined via the quarterly weight adjustment procedure.
Stage 1
If no initial security weight exceeds 15%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted to meet the following Stage 1 constraint, producing the Stage 1 weights:
•	No security weight may exceed 14% of the index.
Stage 2
If the aggregate weight of the subset of index securities with the five largest market capitalizations is less than 40%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted to meet the following constraints, producing the final weights:
•	The aggregate weight of the subset of index securities with the five largest market capitalizations is set to 38.5%.
•
No security with a market capitalization outside the largest five may have a final index weight exceeding the lesser of 4.4% or the final index weight of the index security ranked fifth by market capitalization.

Special rebalance schedule
A special rebalance may be conducted at any time based on the weighting restrictions described above if it is determined to be necessary to maintain the integrity of the NDX.
Index Calculation
The NDX is a modified market capitalization-weighted index. The level of the NDX equals the index market value divided by the divisor. The index market value is the sum of each index security's market value, as may be adjusted for any corporate actions. An index security’s market value is determined by multiplying the last sale price by the number of shares of the index security represented in the NDX. The NDX is a price return index, which means that the NDX reflects changes in market value of the index securities and does not reflect regular cash dividends paid on those index securities.
If an index security does not trade on the relevant Nasdaq exchange on a given day or the relevant Nasdaq exchange has not opened for trading, the previous index calculation day’s closing price for the index security (adjusted for corporate actions occurring prior to market open on the current day, if any) is used. If an index security is halted during the trading day, the most recent last sale price is used until trading resumes. For securities where the Nasdaq Stock Market is the relevant Nasdaq exchange, the last sale price may be the Nasdaq Official Closing Price when it is closed.
The divisor is calculated as the ratio of (i) the start of day market value of the NDX divided by (ii) the previous day market value of the NDX. The index divisor is adjusted to ensure that changes in an index security’s price or shares either by corporate actions or index participation which occur outside of trading hours do not affect the index level. An index divisor change occurs after the close of the NDX.
Index Maintenance
Deletion Policy
If, at any time other than an index reconstitution, the index sponsor determines that an index security is ineligible for index inclusion, the index security is removed as soon as practicable. This may include:
•	Listing on an ineligible index exchange;
•	Merger, acquisition, or other major corporate event that would adversely impact the integrity of the NDX;

P-19	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
•	If a company is organized as a real estate investment trust;
•	If an index security is classified as a financial company (Financials industry) according to the Industry Classification Benchmark;
•	if the issuer has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the NDX for two consecutive month ends; and
•
If a security that was added to the NDX as the result of a spin-off event has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the NDX at the end of its second day of regular way trading as an index member.

In the case of mergers and acquisitions, the effective date for the removal of an index issuer or security will be largely event-based, with the goal to remove the issuer or security as soon as completion of the acquisition or merger has been deemed highly probable. Notable events include, but are not limited to, completion of various regulatory reviews, the conclusion of material lawsuits and/or shareholder and board approvals.
If at the time of the removal of the index issuer or security there is not sufficient time to provide advance notification of the replacement issuer or security so that both the removal and replacement can be effective on the same day, the index issuer or security being removed will be retained and persisted in the NDX calculations at its last sale price until the effective date of the replacement issuer or security’s entry to the NDX.
Securities that are added as a result of a spin-off may be deleted as soon as practicable after being added to the NDX. This may occur when the index sponsor determines that a security is ineligible for inclusion because of reasons such as ineligible exchange, security type, industry, or adjusted market capitalization. Securities that are added as a result of a spin-off may be maintained in the NDX until a later date and then removed, for example, if a spin-off security has liquidity characteristics that diverge materially from the security eligibility criteria and could affect the integrity of the NDX.
Replacement policy
Securities may be added to the NDX outside of the index reconstitution when there is a deletion. The index security (or all index securities under the same issuer, if appropriate) is replaced as soon as practicable if the issuer in its entirety is being deleted from the NDX. The issuer with the largest market capitalization and that meets all eligibility criteria as of the prior month end which is not in the NDX will replace the deleted Issuer. Issuers that are added as a result of a spin-off are not replaced until after they have been included in an index reconstitution.
For pending deletions set to occur soon after an index reconstitution and/or index rebalance effective date, the index sponsor may decide to remove the index security from the NDX in conjunction with the index reconstitution and/or index rebalance effective date.
Corporate actions
In the periods between scheduled index reconstitution and rebalancing events, individual index securities may be the subject to a variety of corporate actions and events that require maintenance and adjustments to the NDX, including special cash dividends, stock splits, stock dividends, bonus issues, reverse stock splits, rights offerings/issues, stock distributions of another security and spin-offs/de-mergers. Adjustments for corporate actions are made prior to market open on the effective date, ex-date, ex-dividend date or ex-distribution date of a given corporate action/event. In absence of one of those dates, there will be no adjustment to the NDX for such corporate action.
At the quarterly rebalancing, no changes are made to the NDX from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.
Index share adjustments
If a change in total shares outstanding arising from other corporate events is greater than or equal to 10%, an adjustment to index shares is made as soon as practicable after being sufficiently verified. If the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The index shares are adjusted by the same percentage amount by which the total shares outstanding has changed.

P-20	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
License Agreement
The Notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (collectively, “Nasdaq”). Nasdaq has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. Nasdaq makes no representation or warranty, express or implied to the owners of the Notes, or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NDX to track general stock market performance. Nasdaq’s only relationship to us is in the licensing of the Nasdaq®, NDX trademarks or service marks, and certain trade names of Nasdaq and the use of the NDX which are determined, composed and calculated by Nasdaq without regard to us or the securities. Nasdaq has no obligation to take the needs of us or the owners of the Notes into consideration in determining, composing or calculating the NDX. Nasdaq is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Nasdaq has no liability in connection with the administration, marketing or trading of the Notes.
NASDAQ DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NDX OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NDX OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NDX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. NASDAQ®, NASDAQ 100® AND NASDAQ 100 INDEX® ARE TRADE OR SERVICE MARKS OF NASDAQ AND ARE INCENSED FOR USE BY US. THE NOTES HAVE NOT BEEN PASSED ON BY NASDAQ AS TO THEIR LEGALITY OR SUITABILITY. THE NOTES ARE NOT ISSUED, ENDORSED, SOLD OR PROMOTED BY NASDAQ. NASDAQ MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

P-21	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Russell 2000® Index ("RTY")
The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 96% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.
Selection of Stocks Underlying the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades on a standard exchange in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. If a company is designated as a Chinese N share, it will not be considered eligible for inclusion.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day”, which is the last business day of April. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the 30 days prior to the rank date is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the rank day, it must have a closing price at or above $1.00 on another eligible U.S. exchange to remain eligible for inclusion.
An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined to determine total shares outstanding. If multiple classes of common stock exist, they are combined to determine total shares outstanding. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, U.S. limited liability companies, closed-end investment companies (companies that are required to report acquired fund fees and

P-22	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink sheets, and over-the-counter traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day, all eligible securities are ranked by their total market capitalization. Reconstitution of the RTY occurs on the fourth Friday in June. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.
License Agreement
FTSE Russell and the Bank have entered into a non-exclusive license agreement providing for the license to the Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes. The license agreement provides that the following language must be stated in this document.
FTSE Russell does not guarantee the accuracy and/or the completeness of the RTY or any data included in the RTY and has no liability for any errors, omissions, or interruptions in the RTY. FTSE Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the RTY or any data included in the RTY in connection with the rights licensed under the license agreement described in this document or for any other use. FTSE Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the RTY or any data included in the RTY. Without limiting any of the above information, in no event will FTSE Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.
The Notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the stocks upon which the RTY is based. FTSE Russell's only relationship to the Bank is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed and calculated by FTSE Russell without regard to the Bank or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.
“Russell 2000®” and “Russell 3000®” are registered trademarks of FTSE Russell in the U.S. and other countries.

P-23	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
S&P 500® Index (“SPX”)
The SPX measures the performance of the large-cap segment of the U.S. market. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Additional information regarding the SPX may be obtained from the SPX website: https://www.spglobal.com/spdji/en/indices/equity/sp-500/. We are not incorporating by reference the website or any material it includes in this document.
Eligibility Criteria
Stocks must meet the following eligibility factors to be considered eligible for the SPX:
Domicile. The issuer of the security must be a U.S.-domiciled company. The incorporation and/or registration, operational headquarters location and primary stock exchange listing are the principal factors determining country of domicile. Other factors considered include the geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant by the Index Committee. All final domicile determinations are subject to review by the Index Committee.
Security Filing Type. The company issuing the security satisfies the Securities Exchange Act's periodic reporting obligations by filing certain required forms for domestic issuers, such as but not limited to: Form 10-K annual reports, Form 10-Q quarterly reports and Form 8-K current reports.
Exchange Listing. The security must have a primary listing on one of the following U.S. exchanges: NYSE; Nasdaq Capital Market; NYSE Arca; Cboe BZX; NYSE American; Cboe BYX; Nasdaq Global Select Market; Cboe EDGA; Nasdaq Select Market; and Cboe EDGX. Over-the-counter (OTC) markets including Pink Open Market, do not satisfy this criterion.
Organizational Structure and Share Type. The issuer of the security must be a corporation (including equity and mortgage REITs) and the security must be common stock (i.e., shares). The following organizational structures and share types do not satisfy this criterion: business development companies; preferred stock; limited partnerships; convertible preferred stock; master limited partnerships; unit trusts; limited liability companies; equity warrants; closed-end funds; convertible bonds; exchange-traded funds; investment trusts; exchange-traded notes; rights; royalty trusts; American depositary receipts; and special purpose acquisition companies.
Tracking Stocks. Tracking stocks are not eligible for inclusion.
Multiple Share Classes. Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX. Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX while a second listed share class line of the same company is excluded.
Market Capitalization. In order for a security to be eligible, the issuer of the security must have a total market capitalization of $15.8 billion or more.
Investable Weight Factor (IWF). A security must have an IWF of at least 0.10 as of the rebalancing effective date. The IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders (i.e., shareholder who purchase shares for control and not investment). Control holders generally include, but are not limited to: officers and directors; private equity, venture capital and special equity firms; asset managers and insurance companies with direct board of director representation; shares held by another publicly traded company; holders of restricted shares; company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans; foundations or family trusts

P-24	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
associated with the company; government entities at all levels except government retirement/pension funds; sovereign wealth funds; and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (a 5% threshold is used as detailed information on holders and their relationship to the company is generally not available for holders below that threshold). In addition, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In most cases, an IWF is reported to the nearest one percentage point. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.
Liquidity. The security must trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date and have a float-adjusted liquidity ratio (defined as the annual dollar value traded divided by the float-adjusted market capitalization) greater than or equal to 0.75 at the time of addition to the SPX. Current constituents have no minimum requirement.
Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive, as should the most recent quarter. For equity real estate investment trusts (REITs), financial viability is based on GAAP earnings and/or Funds From Operations (FFO), if reported. For IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, the index sponsor considers the de-SPAC transaction to be an event equivalent to an IPO, and twelve months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the SPX. Spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the SPX).
Index Construction
Index constituents are selected from the S&P Total Market Index, which measures the performance of the broad U.S. market and includes all eligible U.S. common equities. Constituent selection is at the discretion of the Index Committee and is based on the eligibility criteria. The SPX has a fixed constituent count of 500. Sector balance, as measured by a comparison of each Global Industry Classification Standard (GICS®) sector’s weight in the SPX with its weight in the S&P Total Market Index, in the relevant market capitalization range, is also considered in the selection of companies for the SPX.
The SPX is weighted by float-adjusted market capitalization. Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control holders.
Index Calculation
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is explained further in the section "Index Maintenance" below.
Index Maintenance
Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the Index Committee.

P-25	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change. Certain mandatory actions, such as M&A driven share/IWF changes, stock splits and mandatory distributions, are implemented when they occur and not subject to a minimum threshold for implementation. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule.
Accelerated Implementation Rule
Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria: (a) at least $150 million and (b) at least 5% of the pre-event total shares. In addition to the materiality threshold, public offerings must be underwritten, have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities and have a publicly available confirmation from an official source that the offering has been completed. For public offerings that involve a concurrent combination of new company shares and existing shares offered by selling shareholders, both events are implemented if either of the public offerings represent at least 5% of total shares and US $150 million. Any concurrent share repurchase by the affected company will also be included in the implementation.
Dutch Auctions, Self-tender Offer Buybacks and Split-off Exchange Offers. These non-mandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once the final results are publicly announced and verified by S&P Dow Jones Indices LLC (the "index sponsor").
For non-mandatory corporate actions subject to the accelerated implementation rule with a size of at least $1 billion, the index sponsor will apply the share change, and any resulting IWF change, using the latest share and ownership information publicly available at the time of the announcement, even if the offering size is below the 5% threshold.
All non-mandatory events not covered by the accelerated implementation rule (including but not limited to private placements, acquisition of private companies and conversion of non-index share lines) will be implemented quarterly coinciding with the third Friday of the third month in each calendar quarter.
Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.
Index Governance
In addition to its daily governance of the SPX, at least once within any 12-month period, the Index Committee reviews its methodology to ensure the SPX continues to achieve its stated objectives and that the data and methodology remain effective. In certain instances, S&P Dow Jones Indices may publish a consultation inviting comments from external parties.
License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P.

P-26	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
“Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The SPX is a product of S&P and/or its affiliates and has been licensed for use by us. The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

P-27	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of the Reference Assets for the period from January 1, 2014 through May 7, 2024. We obtained the information in the graphs below from Bloomberg Financial Markets, without independent investigation.
Nasdaq-100 Index® (“NDX”)

20,000.00
18,000.00
16,000.00
14,000.00
12,000.00
10,000.00
8,000.00
6,000.00
4,000.00
2,000.00
0.00
Closing Levels
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-28	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
Russell 2000® Index (“RTY”)

3,000.00
2,500.00
2,000.00
1,500.00
1,000.00
500.00
0.00
Closing Levels
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P 500® Index (“SPX”)

6,000.00
5,000.00
4,000.00
3,000.00
2,000.00
1,000.00
0.00
Closing Levels
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-29	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on May 10, 2024, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page of this document, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering, and may also pay a referral fee to a broker-dealer that is not affiliated with us in the amount set forth on the cover page.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-30	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Assets. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Assets, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount, the referral fee and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

P-31	RBC Capital Markets, LLC

Auto-Callable Fixed Coupon Barrier Notes Linked to the Lesser Performing of Three Equity Indices
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated December 20, 2023.

P-32	RBC Capital Markets, LLC